DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary is based on relevant portions of the Pennsylvania Business Corporation Law (the “PBCL”) and on the Articles of Incorporation (our “Charter”) and Amended and Restated By-Laws (our “By-Laws”) of Crown Holdings Inc. (“we,” “our,” or the “Company”). This summary is not necessarily complete and is subject to, and qualified in its entirety by, our Charter and By-Laws, included as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.(ff) is also included, and the relevant portions of the PBCL.

DESCRIPTION OF CAPITAL STOCK
General

Our authorized stock consists of 500,000,000 shares of common stock, par value $5.00 per share (“Common Stock”), and 30,000,000 of shares of preferred stock, without par value (“Preferred Stock”). Our Common Stock is listed on the New York Stock Exchange under ticker symbol “CCK”. As of February 27, 2020, there were 135,753,410 shares of Common Stock and no shares of Preferred Stock outstanding.

Common Stock

Voting

Under the terms of our Charter, except as may otherwise be required by law or as may be otherwise provided for in a resolution of the Board of Directors of the Company (the “Board”) fixing voting rights relating to Preferred Stock pursuant to our Charter, the holders of Common Stock possess the exclusive voting powers of the Company. At every meeting of the our shareholders, the holders of record of shares of Common Stock entitled to vote thereat shall be entitled to one vote for each share held. The holders of Common Stock shall not be entitled to cumulative voting in the election of directors of the Company.

Dividends

Holders of shares of Common Stock will be entitled to receive such dividends as may be declared by the Board from time to time.

Liquidation Rights

In any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after our debts and obligations with respect to any issued and outstanding shares of Preferred Stock shall have been paid or provided for, all of our remaining assets shall belong to and shall be distributed ratably among the holders of Common Stock.

Other Matters

Shares of Common Stock have no preemptive, exchange, conversion or redemption rights.

Preferred Stock

Under the terms of our Charter, the unissued shares of Preferred Stock may be divided and issued at any time from time to time in one or more classes or series of a class as may be designated by the Board. The Board has the full authority permitted by law to fix by resolution the designations, number and voting rights, preferences, privileges, limitations, restrictions, conversions rights and other special or relative rights, if any, of any class or any series of any class of the Preferred Stock that may be desired; provided, however, that the shares of any such class or series of a class shall not be entitled to more than one vote per share when voting as a class with holders of Common Stock.

PBCL Anti-Takeover Statutes

We are governed by a set of interrelated provisions of the PBCL which are designed to support the validity of actions taken by the Board in response to takeover bids. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of our company in a transaction that the Board determines not to be in the best interests of our company.

Transactions with Interested Shareholders: We are subject to Section 2538 of Subchapter D of Chapter 25 of the PBCL which requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. Section

2538 defines “interested shareholder” generally to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation.

Affiliated Transactions Statute: We are subject to Subchapter F of Chapter 25 of the PBCL which effectively prohibits business combinations involving us and an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the interested shareholder’s acquisition of 20% of the outstanding voting stock is approved by the Board, in each case, prior to the date on which the shareholder first became an interested shareholder, or the business combination is approved by a specified vote of shareholders. “Interested shareholder” is defined generally as any beneficial owner of at least 20% of our outstanding voting stock. Under certain circumstances, Subchapter F of Chapter 25 of the PBCL makes it more difficult for an interested shareholder to effect various business combinations with us.

Disgorgement: We are subject to Subchapter H of Chapter 25 of the PBCL which requires any person or group that publicly announces that it may acquire control of a public company, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a public company, to disgorge to the company any profits that it receives from sales of the company’s equity securities purchased over the prior 24 or subsequent 18 months.

Certain Provisions in our Charter and By-Laws

Certain provisions our Articles and By-Laws may make it more difficult for third parties to acquire control of us. These provisions, described below, are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with the Board.

Authority to Issue Additional Shares

Our Charter provides that we may issue additional shares of Common Stock without other authority, consent or vote of our shareholders of any class or classes. In addition, the shares of Preferred Stock may be issued at any time or from time to time and the Board has authority to fix the designations, number and voting rights, preferences, privileges, limitations, restrictions, conversion rights and other special or relative rights, if any, of any class or series of any class of Preferred Stock that may be desired, provided the shares of any such class or series of Preferred Stock shall not be entitled to more than one vote per share when voting as a class with holders of shares Common Stock. One of the effects of the existence of authorized but unissued shares of Common Stock or Preferred Stock may be to enable the Board to render it more difficult or to discourage an attempt to obtain control of the Company.

Calling of Special Meetings

Our By-Laws provide that special meetings of shareholders may be called by the Board and that, except as provided by law, the shareholders shall not be entitled to call a special meeting.

Authority to Fill Board of Directors Vacancies

Our By-Laws provide that vacancies in the Board of Directors occurring during the year shall be filled for the unexpired terms by a majority of the remaining members of the Board of Directors.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our By-Laws establish advance notice procedures with respect to the proposal of business by a shareholder to be considered at an annual meeting of shareholders and the nomination by a shareholder of candidates for election as directors.

Limitation of Liability; Indemnification
Our By-Laws include provisions permitted under the PBCL relating to the liability of our directors and officers. These provisions provide that a director shall not be personally liable for monetary damages for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his or her office under the PBCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Our By-Laws also include provisions indemnifying our directors and officers to the fullest extent permitted by Pennsylvania law and providing for advancement of expenses incurred by a director or officer in defending a legal proceeding subject to the provisions of applicable law, upon receipt of an undertaking by or on behalf of the person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

DESCRIPTION OF DEBT SECURITIES

General

Crown Cork & Seal Company, Inc. (“Crown Cork”), a subsidiary of the Company, currently has two series of debentures outstanding, both of which are listed on the New York Stock Exchange. The outstanding debentures were issued under the indenture among Crown Cork, Crown Cork & Seal Finance PLC, Crown Cork & Seal Finance S.A. and The Bank of New York, as trustee, dated as of December 17, 1996. Both series of notes are redeemable at a price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments thereon, plus accrued interest.

The following table is a summary of the two series of notes outstanding as of December 31, 2019:

Title of class	Ticker	Outstanding Principal Amount (in millions)	Interest Rate	Maturity
7 3/8% Debentures Due 2026	CCK26	$350	7.375%	December 2026
7 1/2% Debentures Due 2096	CCK96	$40	7.50%	December 2096

The indenture under which the outstanding debentures were issued provides certain protections for the holders of such debentures.

Consolidation, Merger, Conveyance, Transfer or Lease

Subject to certain exceptions, the indenture contains a restriction on the ability of Crown Cork to undergo a consolidation or merger, or to transfer or lease substantially all of its properties and assets.

Limitation on Sale and Leaseback

Subject to certain exceptions, the indenture contains a covenant prohibiting Crown Cork and certain “restricted subsidiaries” from selling any “principal property” to a person or entity and then subsequently entering into an arrangement with such person or entity that provides for the leasing by Crown Cork or any of its restricted subsidiaries, as lessee, of such principal property. “Principal property” is defined in the indenture as any single manufacturing or processing plant or warehouse (excluding any equipment or personalty located therein), other than any such plant or warehouse or portion thereof that the Board reasonably determines is not of material importance to the business conducted by Crown Cork and its subsidiaries as an entirety. The indenture defines “restricted subsidiary” to mean any subsidiary that owns, operates or leases one or more principal properties.

Limitations on Liens

Subject to certain exceptions, the indenture contains a covenant restricting Crown Cork and its restricted subsidiaries under such indentures or agreements from creating or assuming any mortgage, security interest, pledge or lien upon any principal property (as defined above) or any shares of capital stock or evidences of indebtedness for borrowed money issued by any such restricted subsidiary and owned by Crown Cork or any such restricted subsidiary without concurrently providing that the outstanding debentures shall be secured equally and ratably. The foregoing covenant shall not apply to the extent that the amount of indebtedness secured by liens on principal properties and restricted